UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number 0-15279

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL COMMUNICATION, INC.
2550 Denali Street, Suite 1000
Anchorage, Alaska  99503

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	6

Notes to Financial Statements	7

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

Signature	17

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Exhibit
Exhibit No. 23.1 – Consent of Grant Thornton LLP (Independent Registered Public Accounting Firm) (filed herewith)
Exhibit No. 23.2 – Consent of KPMG LLP (Independent Registered Public Accounting Firm) (filed herewith)

Report of Independent Registered Public Accounting Firm

The Plan Trustees
General Communication, Inc.
   Qualified Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for benefits of the General Communication Inc. Qualified Employee Stock Purchase Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. GAAP.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed) Grant Thornton LLP

Portland, Oregon
June 29, 2010

Report of Independent Registered Public Accounting Firm

The Plan Trustees
General Communication, Inc.
   Qualified Employee Stock Purchase Plan:

We have audited the accompanying statement of net assets available for benefits of the General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of General Communication, Inc. Qualified Employee Stock Purchase Plan as of December 31, 2008, and the changes in net assets for the year then ended, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

Anchorage, Alaska
June 29, 2009

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

(Amounts in thousands)	2009	2008
Assets
Investments at fair value:
Participant directed:
Common stocks	$33,327	40,057
Mutual funds	56,796	38,042
Group annuity insurance contract	10,834	10,779
Individually directed accounts	2,495	1,376
Total investments	103,452	90,254

Participant loans	2,678	2,316
	106,130	92,570

Receivables:
Employee contributions	668	595
Employer contributions	584	513
	1,252	1,108

Liabilities
Excess contributions refundable:
Employee	580	583
Employer	54	30
	634	613

Net assets available for benefits	$106,748	93,065

See accompanying notes to financial statements.

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

(Amounts in thousands)	2009	2008

Additions to net assets attributed to:
Contributions:
Employee	$7,333	6,982
Employer	6,242	5,592
Total contributions	13,575	12,574

Investment income:
Dividend income	1,395	2,249
Interest income	184	220
Total investment income	1,579	2,469

Total additions	15,154	15,043

Deductions to net assets attributed to:
Net appreciation (depreciation) in fair value of investments	2,371	(20,646)
Employee withdrawals	(3,078)	(4,174)
Corrective distribution of excess contributions	(634)	(613)
Administrative expenses	(130)	(67)
Total deductions	(1,471)	(25,500)

Net increase (decrease) in net assets available for benefits	13,683	(10,457)

Net assets available for benefits at beginning of period	93,065	103,522

Net assets available for benefits at end of period	$106,748	93,065

See accompanying notes to financial statements.

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

(1)           Description of Plan
The following description of the General Communication, Inc. Qualified Employee Stock Purchase Plan ("Plan") provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of General Communication, Inc. (“GCI”) and affiliated companies, excluding employees of United Utilities, Inc. (“UUI”) and Unicom, Inc. (“Unicom”), (collectively, the "Company") who have completed one year of service, as defined in the Plan document.  GCI and the Company are parties-in-interest.

Contributions
The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code of 1986 ("Code").  A participant may elect the following methods to make employee contributions:

(1)	Salary Reduction Contributions which will not be included in the participant's current earnings for federal income tax purposes but rather are taxable upon distribution, or

(2)	Non-qualified Voluntary Contributions ("after-tax contributions") which will be included in the participant's current earnings for federal income tax purposes and are not taxable upon distribution.

Eligible employees of the Company may elect to reduce their compensation in any amount up to 50% of such compensation subject to a maximum of $16,500 and $15,500 in 2009 and 2008, respectively.  Eligible employees may contribute up to 10% of their compensation with after-tax dollars or they may elect a combination of salary reduction and after-tax contributions.

The combination of salary reduction, after-tax, forfeited and matching contributions cannot exceed the lesser of 100% of any employee's compensation (determined after salary reduction), or $49,000 and $46,000 for 2009 and 2008, respectively.  Compensation considered for all Plan purposes is subject to a compensation ceiling of $245,000 and $230,000 in 2009 and 2008, respectively.  Eligible employees were allowed to make catch-up contributions of no more than $5,500 and $5,000 during the years ended December 31, 2009 and 2008, respectively, and will be able to make such contributions limited to $5,500 during the year ended December 31, 2010. Employee catch-up contributions are not eligible for matching.

The Plan allows up to 100% matching, as determined each year by the Company’s Board of Directors, of employee contributions regardless of how the contribution is invested.  No more than 10% of any one employee’s compensation will be matched in any pay period.

Company matching contributions made to the Plan may be invested in any Plan investment at any time by the participant.

Matching amounts contributed to the Plan by the Company are not taxed to the employee until distribution upon retirement, hardship, disability, death or termination of employment.  Plan earnings are taxable to the employee either upon distribution or, in the case of certain qualifying GCI common stock distributions, upon eventual disposition of the stock.

Participant Accounts
Each participant account is credited with the participant's contributions, employer matching contributions and allocations of Plan earnings and losses.  Plan earnings and losses are allocated on a daily basis, based upon the number of shares held by each participant account.  Participants may change their investment allocation on a daily basis.

Vesting
A participant's interest in his or her Salary Reduction Contributions and Non-qualified Voluntary Contributions is always fully vested and is not subject to forfeiture.

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

The participant's interest in the Company matched portion of their account (“Matching Account”) is vested based upon years of service with the Company (as defined in the Plan document), in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 or more but less than 2	20%
2 or more but less than 3	30%
3 or more but less than 4	45%
4 or more but less than 5	60%
5 or more but less than 6	80%
6 or more	100%

Any portion of a participant's account which is forfeitable shall be forfeited on the earlier of the date a terminated participant receives a distribution or the date on which the participant experiences five consecutive one-year breaks in service (as defined in the Plan document).

A participant's interest in their Matching Account fully vests without regard to the number of years of service when the participant, while still employed:  (i) attains Normal Retirement Age (as defined in the Plan document) and retires under the terms of the Plan; (ii) dies; or (iii) becomes totally and permanently disabled.  A participant's interest in their Matching Account fully vests upon termination or partial termination of the Plan or upon complete discontinuance of Company contributions.

If a participant terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability while any portion of his or her account in the Plan is forfeitable, and receives a distribution of his or her vested account balance attributable to Company matching contributions not later than the close of the fifth Plan year following the Plan year in which participation terminated, then upon becoming an eligible employee, the participating employee will have the right to repay the distribution to the Plan in accordance with Plan provisions.  The shares of that participating employee's account previously forfeited will be restored.

Payment of Benefits
A participant or beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account upon termination due to death, disability or retirement.

Participants who terminate with vested benefits less than $1,000 may automatically receive the value of the vested interest in their account as a lump-sum distribution.

Forfeitures
If a participating employee terminates participation for any reason other than attainment of Normal Retirement Age and retirement, death or disability, that portion of his or her account attributable to Company matching contributions which has not vested will be forfeited.  All forfeited amounts are used to reduce future Company matching contributions.  During 2009 and 2008, employer contributions were reduced by $216,000 and $194,000, respectively, from forfeited nonvested accounts. At December 31, 2009 and 2008, $51,000 and $145,000, respectively, had been forfeited but had not yet been used to reduce the Company’s matching contribution.

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the portion of their vested account.  Loan transactions are treated as a transfer to (from) the appropriate investment fund (from) to the participant’s loan.  Loan terms range from one to five years.  Loans are secured by the vested balance in the participant’s account and accrue interest at a fixed rate calculated at the loan date.  In 2009, the fixed rate is calculated using the bank prime loan rate reported at www.federalreserve.gov on the loan date plus two percent.  In

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

2008, the fixed rate was calculated using the prime rate reported in the Wall Street Journal at the loan date plus two percent.  Principal and interest are paid ratably through semi-monthly payroll deductions.

(2)           Summary of Significant Accounting Policies
The Plan financial statements are based on the accrual method of accounting in accordance with generally accepted accounting principles. In preparing the financial statements, the Plan administrator is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and additions and deductions to (from) net assets for the period.  Actual results could differ from those estimates and assumptions.

At December 31, 2009 and 2008, the fair values of GCI Class A common stock are based on the closing price as listed on the Nasdaq Global Select MarketSM.  At December 31, 2009 and 2008 the fair value of GCI Class B common stock is based on the closing price listed on the Over-The-Counter Bulletin Board service offered by the National Association of Securities Dealers.  GCI Class B common stock is convertible share-for-share into GCI Class A common stock.

Mutual fund investments are carried at fair value, as determined by individual fund management, based upon quoted market prices at December 31, 2009 and 2008.

At December 31, 2009 and 2008, the Plan had an investment in the Principal Preservation Separate Account which is a group annuity insurance product of Prudential Retirement Insurance and Annuity Company.  The contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  The Plan owns a promise to pay interest at crediting rates that are announced in advance and guaranteed for a specified period of time as outlined in the contract.  The interest crediting rates for the Principal Preservation Separate Account are determined by Prudential without the use of a specific formula and are not based on the performance of the assets held in the collateral account.  Based on those factors, the fair value of the Principal Preservation Separate Account is equal to the contract value.  Interest is credited by using a single interest rate that is applied to all contributions made to the product regardless of the timing of those contributions.  The average earnings yield and the average crediting rate yield for the fund were 4.0% at December 31, 2009 and 2008.  The average earnings yield is calculated by dividing the earnings credited to the fund on the last day of the fund year by the end of the fund year fair value and then annualizing the result.  The average crediting rate yield is calculated by dividing the earnings credited to the participants on the last day of the fund year by the end of fund year fair value and then annualizing the result.  As a result of current stable value product construction, no adjustment will be required to mediate between the average earnings credited to the fund and the average earnings credited to the participants.

Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.  Investment income is recorded when earned.

Pending settlements represent the value of sold or purchased securities during the three-business day settlement period.

Purchases and sales of securities are recorded on a trade-date basis.

Loans to participants are stated at amortized cost which approximates fair value.

Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect net assets available for benefits.

(3)           Recently Adopted Accounting Standards
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Topic 105 “Generally Accepted Accounting Principles” (formerly Statement of Financial Accounting Standard (“SFAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”)”).  This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are prepared in conformity with GAAP in the United

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

States of America. This statement replaces prior guidance related to the hierarchy of GAAP and establishes the FASB ASC as the source of authoritative accounting principles by the FASB. Rules and interpretative releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for all SEC registrants. The adoption of this guidance did not have any impact on the Plan’s financial statements.

In February 2008, the FASB amended the Fair Value Measurements and Disclosures Topic of the FASB ASC in order to delay the effective date of fair value measurement for non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We applied fair value measurement to non-financial assets and non-financial liabilities beginning on January 1, 2009. The application did not have a material impact on the Plan’s financial statements.

In April 2009, the FASB issued additional guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not considered orderly. The additional guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this provision had no material impact to the Plan’s financial statements.

In May 2009, the FASB updated the Subsequent Events Topic of the FASB ASC in order to establish standards of accounting for the disclosure of events that take place after the balance sheet date, but before the financial statements are issued. The effect of all subsequent events that existed as of the balance sheet date must be recognized in the financial statements. For those events that did not exist as of the balance sheet date, but arose after the balance sheet date and before the financial statements are issued, recognition is not required, but depending on the nature of the event, disclosure may be required in order to keep the financial statements from being misleading. We adopted these provisions as of December 31, 2009. The adoption of these amendments to the Subsequent Event Topic did not have a material impact on the Plan’s financial statements.

(4)           Recently Issued Accounting Standards
In January 2010, the FASB issued Accounting Standards Updated (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements” that requires new fair value measurement classification disclosures and clarifies existing disclosures. The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. The guidance is not expected to materially impact the Plan’s current fair value disclosures.

(5)           Administration of Plan Assets
Prudential is the Plan’s recordkeeper and asset trustee as of June 21, 2008; previously these services were performed by Union Bank of California.  Administrative expenses related to the Plan of $130,000 and $67,000 for the years ended December 31, 2009 and 2008, respectively, were paid by the Plan to the recordkeeper and asset trustee.  The asset trustee charges trade fees for all transactions in common stock investments.  Trade fees for mutual fund investments, if any, are described in each fund’s prospectus.  Company employees provide administrative support to the Plan but no employee receives compensation from the Plan.

(6)           Amendment or Termination
The Company's Board of Directors has reserved the right to amend or terminate the Plan.  No amendment may reduce the accrued benefits of any participant or give the Company any interest in the trust assets of the Plan.  In the event of termination of the Plan, a participant with respect to the Plan becomes fully vested in his or her Matching Account.

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

(7)	Investments
The following investment choices were offered to Plan participants during the year ended December 31, 2009:

Common Stock:
•	GCI Class A and Class B

Mutual Funds:
•	Allianz NFJ Small Cap Admin
•	American Beacon Large Cap Value A
•	American Funds EuroPacific Growth R-4
•	BlackRock Lifepath Retire I
•	BlackRock Lifepath 2010 I
•	BlackRock Lifepath 2020 I
•	BlackRock Lifepath 2030 I
•	BlackRock Lifepath 2040 I
•	BlackRock Lifepath 2050 I
•	BlackRock Small Cap Growth Equity
•	Fidelity Spartan Market Index
•	Harbor Capital Appreciation Admin
•	Virtus Real Estate Sec Class A
•	Pimco Funds Total Return Admin

Group Annuity Insurance Contract:
•	Principal Preservation Separate Account of Prudential Retirement Insurance and Annuity Company

Participants have the option of having self-directed benefit accounts where they may choose to buy any common stock or mutual fund.

Common stock investment prices per share at December 31, 2009 and 2008 were as follows:

	2009	2008
GCI Class A	$6.38	8.09
GCI Class B	$5.00	8.09

Investments which represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008 were as follows (amounts in thousands):

	2009	2008
GCI Class A and Class B common stock	$33,327	40,057
Principal Preservation Separate Account	10,834	10,779
Pimco Funds Total Return Admin	9,101	6,788
American Beacon Large Cap Value A	7,614	5,494
American Funds EuroPacific Growth R-4	7,302	4,825
Fidelity Spartan Market Index	6,533	4,847
BlackRock Lifepath 2020 I	4,973	---
	$79,684	72,790

The percentage of plan assets invested in common stock of the plan sponsor at December 31, 2009 and 2008 are 31% and 43%, respectively.

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) have appreciated (depreciated) in value during the years ended December 31, 2009 and 2008 as follows (amounts in thousands):

	2009	2008
Common stock	$(8,231)	(2,114)
Mutual funds	10,602	(18,532)
	$2,371	(20,646)

(8)           Fair Value Measurements
On January 1, 2008, the Plan adopted FASB ASC 820 for its investments.  FASB ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

FASB ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. FASB ASC 820 establishes three levels of inputs that may be used to measure fair value:

• Level 1: quoted prices in active markets for identical assets or liabilities, for example NYSE, NASDAQ, etcetera for assets identical to the securities to be valued;

• Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

• Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Examples would include limited partnership interests, closely held stock, etcetera.

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

Investments Measured at Fair Value
Investments measured at fair value consisted of the following types of instruments as of December 31, 2009 and 2008 (Level 1, 2 and 3 inputs are defined above) (amounts in thousands):

	Fair Value Measurements at Reporting Date Using
December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stocks	$33,327	---	---	33,327
Mutual funds	56,796	---	---	56,796
Self-directed brokerage accounts	2,495	---	---	2,495
Group annuity insurance contract	---	---	10,834	10,834
Total investments at fair value	$92,618	---	10,834	103,452

December 31, 2008
Common stocks	$40,057	---	---	40,057
Mutual funds	38,042	---	---	38,042
Self-directed brokerage accounts	1,376	---	---	1,376
Group annuity insurance contract	---	---	10,779	10,779
Total investments at fair value	$79,475	---	10,779	90,254

In the December 31, 2008 schedule above, the Plan reclassified $10.8 million of its group annuity insurance contract from Level 2 to Level 3 (to conform to the current year presentation) to reflect the type of inputs available for determining fair value.

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) included in the group annuity insurance contract is as follows (amounts in thousands):

As of December 31, 2009
Balance at January 1, 2009	$10,779
Transfers into Level 3	---
Realized gains (included in net appreciation in fair value of investments on Statements of Changes in Net Assets Available for Benefits)	70
Unrealized gains relating to instruments still held at the reporting date (included in net appreciation in fair value of investments on Statements of Changes in Net Assets Available for Benefits)	346
Purchases, sales, issuances, and settlements (net)	(361)
Balance at December 31, 2009	$10,834

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

As of December 31, 2008
Balance at January 1, 2008	$	---
Transfers into Level 3		---
Realized gains (included in net appreciation in fair value of investments on Statements of Changes in Net Assets Available for Benefits)		1
Unrealized gains relating to instruments still held at the reporting date (included in net appreciation in fair value of investments on Statements of Changes in Net Assets Available for Benefits)		65
Purchases, sales, issuances, and settlements (net)		10,713
Balance at December 31, 2008		$10,779

(9)           Fair Value of Net Assets Available for Benefits
Note 8 presents investments measured at fair value by the three level valuation hierarchy established by FASB ASC 820.  Loans to participants are valued at amortized cost which approximates fair value.

(10)         Income Taxes
The Plan is qualified under Section 401(a) of the Code pursuant to a favorable tax determination letter dated July 13, 2009 obtained from the Internal Revenue Service.  Although the most recent tax determination letter received by the Plan Sponsor does not yet reflect recent changes made to the Plan, the Plan Administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Code.

(11)         Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (amounts in thousands):

	2009	2008
Benefits paid to participants per the financial statements	$3,078	4,174
Less: Accrued participant withdrawals at December 31, 2007	---	(165)
Benefits paid to participants per Form 5500	$3,078	4,009

The following is a reconciliation of investment income per the financial statements to the Form 5500 (amounts in thousands):

	2009	2008
Investment income (loss) per the financial statements	$3,950	(18,177)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	---	(20)
Total investment income (loss) per Form 5500	$3,950	(18,197)

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
(12)         Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(13)         Subsequent Events
On January 1, 2010, the profit sharing and 401(k) deferred contributions plans of UUI and Unicom were merged into the Plan.

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(Amounts in thousands, except share and unit amounts)
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Common stock:
*	GCI Class A common stock	5,172,742 shares	**	$33,002
*	GCI Class B common stock	64,990 shares	**	325
				33,327
	Mutual fund investments:
	Allianz NFJ Small Cap Admin	188,085 shares	**	4,354
	American Beacon Large Cap Val A	463,721 shares	**	7,614
	American Funds EuroPacific R-4	193,582 shares	**	7,302
	BlackRock Inv Ret Port I	164,127 shares	**	1,773
	BlackRock Lifepath 2050 I	2,549 shares	**	43
	BlackRock Lifepath 2040 I	234,522 shares	**	3,762
	BlackRock Lifepath 2030 I	242,414 shares	**	3,226
	BlackRock Lifepath 2020 I	340,167 shares	**	4,973
	BlackRock Small Cap Growth Equity	113,767 shares	**	2,038
	Fidelity Spartan Market Index	206,938 shares	**	6,533
	Harbor Capital Apprec Admin	135,088 shares	**	4,436
	Virtus Real Estate Securities Fund	74,198 shares	**	1,641
	PIMCO Funds Total Return Adm	842,656 shares	**	9,101
				56,796

	Group Annuity Insurance Contract
*	Principal Preservation Separate Account	412,947 units	**	10,834

	Self-directed Brokerage Accounts	2,505,169 units	**	2,495
				103,452

*	Participant loans	Interest bearing at 5.25% to 10.25%	---	2,678
				$106,130

*	Party-in-interest
**	Not required for participant directed investments

	See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENERAL COMMUNICATION, INC.
QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Signature	Title	Date

/s/ John M. Lowber	Plan Administrator	June 29, 2010
John M. Lowber